Exhibit 99.7

Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes- Oxley Act of 2002

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, Bradley J. Horwitz, the President and Chief Executive Officer of Trilogy International Partners Inc. (the “Company”), hereby certify that, to my knowledge:

1.

The Annual Report on Form 40-F for the year ended December 31, 2016 (the “Report”) of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 27, 2017

Signature: /s/ Bradley J. Horwitz
Bradley J. Horwitz
President and Chief Executive Officer